May 20, 2005

Mr. Michael Moran
Branch Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE:	Weyco Group, Inc. Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005 File No. 0-9068

Dear Mr. Moran:

      Thank you for reviewing our letter filed on April 29, 2005. This letter is in response to your additional comments in your letter dated May 13, 2005. Our response to each of those comments follows:

Consolidated Financial Statements and Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

1.	Reference is made to our prior comment (4) and your response. Please also include in your disclosure in future filings the fact that all of your subsidiaries included in the consolidated financial statements are wholly-owned.

Response: All of the Company’s subsidiaries are included in the consolidated financial statements and are all 100% owned. We will revise this section of our future Form 10-K filings to read:

Principles of Consolidation — The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, include all of the Company’s subsidiaries and are all wholly-owned.

Mr. Michael Moran
U.S. Securities & Exchange Commission

Note 16. Segment Information

2.	We have read your response to our prior comment (6). Please specifically tell us and disclosure whether operating segments have been aggregated. See paragraph 26.a of SFAS 131. If so, advise us of your basis for aggregation.

Response: The Company does not aggregate any operating segments in the determination of its reportable segments.

In our future Form 10-K filings, we will include, substantially, the following language:

Note 16. Segment Information

The Company determines its operating segments based on the information utilized by the chief operating decision maker, the Company’s Chief Executive Officer, to allocate resources and assess performance. Based upon this criteria, the Company has determined that it operates in two operating segments, wholesale distribution and retail sales of men’s footwear, which also constitute its reportable segments. None of the Company’s operating segments were aggregated in determining the Company’s reportable segments.

If you have any additional comments or questions after reviewing our response, please contact me at (414) 908-1880. This response letter has been filed on EDGAR.

Sincerely,

/s/ John Wittkowske
John Wittkowske
Senior Vice President and
Chief Financial Officer